SYLA Technologies Enters into Basic Agreement Regarding a Business Alliance with RIBERESUTE and Agrees to Acquire Shares from Four of Its Shareholders to Become the Largest Shareholder

TOKYO, Nov. 15, 2023 (GLOBE NEWSWIRE) – SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”), operator of the largest membership real estate crowdfunding platform in Japan, Rimawari-kun, today announced it has entered into an agreement to acquire 2,158,800 shares of common stock (approximately 20.39% of the voting interests) of RIBERESUTE CORPORATION, a Japan-based developer and seller of family-type condominiums and a corporation listed on the Tokyo Stock Exchange (TSE: 8887) (“RIBERESUTE”), through off-market transactions from four of its shareholders (the "Share Acquisition"). SYLA expects that the Share Acquisition will make it the largest shareholder of RIBERESUTE. The Share Acquisition is subject to certain closing conditions and is expected to be completed by mid-January 2024.

In conjunction with this Share Acquisition, SYLA today has also entered into a "Basic Agreement on Business Alliance" (the "Agreement") with RIBERESUTE. The Agreement provides that both companies shall negotiate towards entering into a business alliance agreement with respect to the business or operations of both companies, including the purchase and sale of properties, marketing, and the planning and development of new products.

The agreement also provides that RIBERESUTE shall not, without the prior written consent of SYLA, do any of the following acts until March 31, 2024:

1.	Enter into a capital alliance with third parties
2.	Introduce existing shareholders to third parties or otherwise facilitate the purchase of shares of RIBERESUTE Group companies by third parties

1.	Purpose and Reason for Aiming for a Business Alliance

RIBERESUTE operates in the development and sales of family condominiums primarily concentrated in the southern Kanto region. RIBERESUTE has strategically established its core operations around the development and construction of condominium properties, positioning itself as a manufacturing company leveraging its creative strengths and low-cost business model.

In contrast, SYLA operates a prop-tech business centered around the “Rimawari-kun” asset management platform and the development of “Rimawari-kun AI” with the mission to democratize real estate investment around the world. The Company is confident that this strategic business alliance would empower both companies to leverage their distinct strengths and expertise, complement and enhance each other’s business models, and create business synergies. SYLA believes that, through such a business alliance, both companies should aim to forge new growth strategies in the real estate market, elevate their corporate value, and make significant contributions to solving social issues by actively leveraging their combined management resources.

2.	Expected Business Alliance Details

The envisioned details of the business alliance at this time are as follows:

1.	Complementary products
2.	Complementary geographic coverage
3.	Expansion of real estate crowdfunding business

3. Outline of the Counterparty for the Agreement

(1) Company name	RIBERESUTE CORPORATION
(2) Location	389-1, Kimmei-cho, Soka City, Saitama, Japan
(3) Title and name of representative	Shinichi Sakamoto, Chief Executive Officer
(4) Business	Real estate and general construction
(5) Capital	2,000,792,272 yen
(6) Date of establishment	June 1979
(7) Major shareholders and shareholding ratio excluding treasury stock (as of May 31, 2023)	Jun Planning Co., Ltd.	15.75%
	The Musashino Bank, Ltd.	2.93%
	Nobukazu Kawai	2.50%
	Kazunori Yamamoto	2.42%
	JAFCO Group Co., Ltd.	2.29%
	Junji Kawai	2.12%
	The Tokyo Higashi Shinkin Bank	1.89%
	Koeikai Stock Ownership Association	0.89%
	Tadashi Konuma	0.78%
	Akie Konuma	0.72%

(8) Operating results and financial condition for the past three years (Japanese GAAP)
Accounting period	FY ended May 2021	FY ended May 2022	FY ended May 2023
Net assets (thousand yen)	10,691,267	11,109,518	11,446,846
Total assets (thousand yen)	18,636,960	18,948,156	17,237,515
Net assets per share (yen)	1,009.58	1,049.08	1,080.93
Revenues (thousand yen)	6,037,163	6,064,928	7,444,240
Operating income (thousand yen)	511,053	1,117,285	1,083,214
Ordinary income (thousand yen)	626,102	1,018,559	1,081,364
Net income (thousand yen)	442,762	835,031	765,291
Net income per share (yen)	41.79	78.85	72.27
Dividend per share (yen)	40	40	40
Price Earnings Ratio	18.95	9.60	8.68
Price-to-book Ratio	-	-	0.74 (as of November 14, 2023)

4. Details of the Share Acquisition

In order to promote a business alliance with RIBERESUTE and strengthen the relationship and trust between the two companies, SYLA has agreed with Jun Planning Co., Ltd., which is the "largest shareholder" and "other related company" of RIBERESUTE and is controlled by Junji Kawai (“Mr. Kawai”), the founder and former CEO of RIBERESUTE, and certain of his relatives (“Jun Planning”), as well as Mr. Kawai and certain of his relatives (collectively, the "Sellers") to acquire in mid-January 2024 (scheduled) an aggregate of 2,158,800 common shares (20.39% of the number of outstanding shares (10,589,800 shares) as of the end of May 2023) that the Sellers hold.

5. Outline of the Principal Counterparty for the Share Acquisition

Jun Planning (outline below)

(1) Name	Jun Planning Co., Ltd.
(2) Location	2-23-5, Minami-cho, Koshigaya City, Saitama, Japan
(3) Title and name of representative	Hiroaki Kawai, Representative Director
(4) Business	Real estate brokerage, real estate leasing management and brokerage
(5) Capital	98,000 thousand yen
(6) Date of establishment	September 30, 1991

６．	Status of Shares Held Before and After the Change
(1) Number of shares held before transfer	—shares (—%)
(2) Number of shares to be acquired	2,158,800 shares (20.39%)
(3) Acquisition price	Total 1,988,254,800 yen (921 yen per share)
(4) Number of shares held after transfer	2,158,800 shares (20.39%)

7. Future Outlook

Although SYLA does not expect the conclusion of the Agreement and the Share Acquisition to have a significant impact on its business performance for the fiscal year ending December 2023, the Company will promptly disclose any matters that should be announced in the future.

Management Message

“We are excited to announce the share acquisition and our upcoming negotiations towards a business alliance with RIBERESUTE,” said Chairman, Founder, and CEO Hiroyuki Sugimoto. “We are confident that such an alliance would significantly enhance both companies’ business models. We believe the alliance would enable us to leverage RIBERESUTE’s expertise in condominium planning, development, and sales to further expand our real estate crowdfunding platform, “Rimawari-kun,” and to strengthen SYLA’s traditional real estate development business, especially in the SYFORME series.

“We further believe SYLA and RIBERESUTE will be able to strengthen their presence in Japan by leveraging the extensive networks in the Tokyo metropolitan area and the southern Kanto region, respectively. There are numerous synergies that exist between our business models, and we hope to craft a novel growth strategy in the real estate sector that aligns with our mission of democratizing real estate investment around the world while addressing societal issues. We will continue to negotiate this strategic alliance to enhance the SYLA brand and corporate value while prioritizing returns for our valued shareholders, property owners, residents, and crowdfunding members.”

About SYLA Technologies Co., Ltd.

Headquartered in Tokyo, Japan, our company consists of SYLA Technologies Co., Ltd. and its consolidated subsidiaries (SYLA Co., Ltd., SYLA Solar Co., Ltd., SYLA Brain Co., Ltd., and SYLA Biotech Co., Ltd.). The Company owns and operates the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, which targets individuals, corporate and institutional investors, as well as high net worth individuals. Their mission is to democratize real estate investment around the world through technology and asset management through the Rimawari-kun platform. They are engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties. Additional information about the Company’s products and services is available at https://syla-tech.jp/en.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F, filed with the SEC on April 18, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact Information

SYLA Technologies Investor Relations Contact :

Gateway Group, Inc.

John Yi and Steven Shinmachi

SYLA@gateway-grp.com

(949) 574-3860

SYLA Technologies Company Contact :

Hajime Sugino

Head of SYLA USA

h_sugino@syla.jp